ALITHYA ADDS C$600 MILLIONS BACKLOG
THROUGH CLOSING OF ACQUISITION OF R3D CONSEIL

Set to create 350 new strategic IT jobs

MONTREAL, Canada, April 1, 2021 — Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya”) is pleased to confirm the closing of its previously announced acquisition of R3D Conseil Inc. (“R3D Conseil”), a private digital solutions firm. This transformative transaction includes commercial commitments totalling approximately C$600 million in combined revenues during the initial 10-year term agreements. This represents annual minimum volume commitments of C$60 million, which firms up approximately C$25 million of existing volume and adds approximately C$35 million of new business, mainly in digital transformation and high added-value areas.

With nearly 600 new Québec-based professionals from R3D Conseil and at least 350 jobs to be created as a result of the transaction, Alithya will now surpass 3,000 professionals, making it one of Canada’s largest digital transformation firms and the largest Québec-based technology firm listed on NASDAQ.

Paul Raymond, President and Chief Executive Officer, Alithya:
“We are delighted to welcome 600 new professionals and to create at least 350 jobs in digital transformation as well as creating a Digital Center of Excellence in the insurance industry to service the growth in that sector. The C$600 million long-term commercial agreements and current initiatives will provide our professionals with stimulating projects which have already begun to take shape. The integration should be completed in the coming months, allowing us to pursue the strong acquisition strategy laid out in our strategic plan.”

R3D Conseil’s operations are highly complementary and will integrate seamlessly into Alithya’s current structure, allowing for short and mid-term synergies. The transaction will be immediately cash flow positive, reducing Alithya’s debt to adjusted EBITDA ratio and pointing to further deleveraging of Alithya’s balance sheet.

Subject to customary post-closing purchase price adjustments, the purchase price was paid by the issuance of 25,182,676 Class A subordinate voting shares of Alithya to R3D Conseil’s shareholders, which represents approximately 30% of Alithya’s issued and outstanding shares immediately following the closing of the transaction.

Alithya financed the debt assumed as part of the transaction using its existing $60 million credit facility led by The Bank of Nova Scotia and including Desjardins Capital Markets.

About Alithya
Alithya is a North American leader in strategy and digital transformation. The company employs more than 3,000 professionals in Canada, the United States and Europe. Alithya’s integrated offer is based on four pillars of expertise: business strategies, enterprise solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services and skills to develop tools designed to meet the unique needs of customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare and government.

Caution regarding forward-looking statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”), including, but not limited to, statements with respect to the anticipated benefits of the transaction. Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include, but are not limited to, the possible failure to realize anticipated benefits of the transaction, including potential synergies, the integration of R3D Conseil’s business, the loss of certain key personnel and clients of R3D Conseil, potential undisclosed costs or liabilities associated with the transaction and other risks and uncertainties discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended December 31, 2020 and Management’s Discussions and Analysis for the year ended March 31, 2020, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward‑looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

For further information:

Rachel Andrews
Vice President, Communications and Marketing, Alithya
514-451-5131
rachel.andrews@alithya.com

Benjamin Cerantola
Senior Advisor, Corporate Communications, Alithya
514-285-5552, ext. 6480
benjamin.cerantola@alithya.com

2